Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

A Message from Strayer CEO Karl McDonnell

To the Capella Faculty and Staff:

This is an exciting time for Strayer and it’s thrilling for me personally. I have admired and respected Capella for years and I consider it a privilege to lead our combined organizations upon completion of our merger.

There are many reasons to be excited about yesterday’s announcement, but I keep coming back to a very simple one: we can do more for adult learners together than we can on our own.

Throughout history, education has been the greatest enabler of economic mobility. The world needs more of what we can provide, and our combined scale will allow us to elevate each other. Together, we can be one of the nation’s role models by providing high-quality, best-in-class adult education.

It’s important to me that as we deliver on our missions, we create opportunities for faculty and staff. I’ve been impressed by the quality and professionalism of the Capella team. Capella and Strayer will bring first-class talent together.

I want to make a few commitments to the Capella team:

•	First, our companies share a philosophy that putting the needs of our learners first is at the center of everything we do, and every decision we make will be gauged on this core principle.

•	Second, I understand that while we share important values, Capella and Strayer each have distinct identities. We will do our best to honor and preserve what makes each organization unique.

•	Third, as we undertake the difficult process of integrating our organizations, you have my assurance that we will communicate frequently, candidly, transparently, and will treat everyone with respect.

On Monday, and again this morning, I met with Capella’s management team, and those conversations further validated my confidence in this partnership. There is truly a deep well of talent and commitment in this organization. I’m excited to meet the rest of the Capella team as we move toward the completion of our merger. My style is to be inclusive, available, and informal. Great ideas can come from anywhere, and I value an organization that encourages information sharing broadly.

Lastly, I want to tell you how impressed I was with the Together for Good campaign. These are the kind of events that create the cultural fabric that binds an organization together. It’s really exciting to see that here. I stopped by the bake sale and I picked up some treats to bring back home.

I very much look forward to working with you as we create the most innovative education company in America. Thank you in advance for your continued dedication and service to our learners.

Best regards,

Karl McDonnell

P.S. Also, anyone who has looked at my Twitter account knows I’m a huge hockey fan, so I’m looking forward to catching some Minnesota Wild games.

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.